LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

Friday, April 21, 2006

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention: Mr. Russell Mancuso - Branch Chief

RE:

Olympic Weddings International Inc.

Registration Statement on Form SB-2/ Amendment No. 5

File Number: 333-128614

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 5 to Olympic Wedding International Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Olympic Weddings’ Form SB-2/A filing, each followed by Olympic’s responses thereto.

Comment

1. We note your response to our prior comment 1.  Please ensure that your disclosure is consistent and accurate.  For example, we note that you disclose on page 11 that the offering will close on June 30, 2006, yet your prospectus cover page says August 30, 2006.

Response

The Company has made the changes to the make it consistent and accurate.

Comment

Plan of Distribution, page 10

2. We note your response to our prior comment 2 and your statement in the prospectus that “neither the officers and directors nor anyone that is under the control of any officers or directors of Olympic Weddings will purchase any shares under this offering…” which contradicts your disclosure at the end of that sentence that states “… and will be purchasing for their own and not with a view to distribution.”  Please clarify whether these individuals will be purchasing.

Response

The Company has revised the disclosure at the end of the sentence referenced in this comment so that it does not state that the officers and directors will be purchasing any securities.

Comment

Undertakings, page 27

3. We note your response to our prior comment 4.  The undertakings you have identified are not complete as required by Regulation S-B Item 512(g).  Also, it appears that you have provided only part of the Item 512(f) undertaking.  Please provide all the required undertakings for this transaction.

Response

The Company has revised the Undertaking section so that the last two paragraph provided therein (numbered 6 and 7) comprise the complete undertakings required by Item 512(f). The Company has also provided the entire undertaking required by Item 512(g) in paragraph number 3 of this section.

Comment

Signatures

4. We note your response to our prior comment 5, but it does not appear that the company has signed the first paragraph.  Please revise.  See instruction 2 to “Instructions for signatures” to Form SB-2.

Response

The Company has revised the signature block so that it is clear that Mr. Sheppard and Mr. Wallace are signing the SB-2/A on behalf of the Company.

____________________________________________________________________

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler

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